Exhibit 21.1

Echo Global Logistics, Inc.

Subsidiaries of the Company

Name of Subsidiary	State of Incorporation

Transportation Resource Group, LLC	Delaware

Expert Transport LLC	Delaware

Echo/TMG Holdings, LLC	Delaware

Echo/Bestway Holdings, LLC	Delaware

Echo-FMI Holdings LLC	Delaware

Echo/RT Holdings LLC	Delaware